
August 20, 2021

Jonah Raskas
Co-Chief Executive Officer
CHW Acquisition Corp.
2 Manhattanville Road
Suite 403
Purchase, NY 10577

> **Re: CHW Acquisition Corp.**
> **Amended Registration Statement on Form S-1**
> **Filed August 18, 2021**
> **File No. 333-254422**

Dear Mr. Raskas:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amended Registration Statement on Form S-1 filed August 18, 2021

General

1. We note the disclosure on the cover page that 13 anchor investors have indicated an interest to purchase up to 990,000 units each (with one anchor investor indicating an interest to purchase up to 500,000 units), with a maximum aggregate purchase of 9.8 million of the 10 million units being registered. Please disclose throughout the percent of the amount being offered that may be sold to the anchor investors and the potential material impact on the public investors due to the significant amount of the offering being purchased by the anchor investors. Additionally, please tell us whether the limited number of public investors would impact the company's listing eligibility. Please revise the summary and risk factors to further clarify the potential impact such purchases could

have upon liquidity. In addition, please clarify how the allocation will work if the full amount is purchased, as the amount allocated to each anchor investor would be greater than the maximum aggregate that may be purchased by the anchor investors.

 You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ari Edelman